June 3, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:    Kevin Dougherty

Loan Lauren Nguyen

Re:    Contango Oil & Gas Company

          Registration Statement on Form S-3

          Filed May 13, 2020

          File No. 333-238209

Ladies and Gentlemen:

This letter sets forth the responses of Contango Oil & Gas Company (the “Company” or “we”) to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2020 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-238209) filed with the Commission on May 13, 2020 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter, via EDGAR submission.

For the Staff’s convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and provided our responses below each such comment.

Registration Statement on Form S-3 filed May 13, 2020

Exhibits

1.

Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the securities being registered. In this regard, the opinion does not appear to opine on the legality of common stock, preferred shares or depository shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the legality opinion has been revised in accordance with the Staff’s comment, and such opinion has been refiled as Exhibit 5.1 to Amendment No. 1.

June 3, 2020

General

2.	Refer to note (8) to the Calculation of Registration Fee table:

•

Please revise to clarify if you are including unsold securities on this registration statement in reliance on Rule 415(a)(6) from your earlier registration statement filed on January 27, 2017 (333-215784). In this regard, we note your reference to Rule 415(a)(6) and this registration statement does not appear filed within three years of your earlier registration statement which was declared effective on February 8, 2017. Please also confirm that no offers or sales of previously registered securities have been made since February 8, 2020, the expiration date of the prior registration statement.

•

Alternatively, if you are only electing to use Rule 457(p) to utilize the fees relating to all or a portion of the unsold shares on the earlier registration statement as a fee offset (instead of including the unsold securities from your earlier registration statement), then please tell us how you meet the condition in Rule 457(p) that the subsequent registration statement(s) must be filed within five years of the initial filing date of the earlier registration statement. We note in this regard that you disclose that a portion of the fee offset was paid in connection with a registration statement filed on June 14, 2013 (333-189302).

For guidance, see Securities Act Rules Compliance and Disclosure Interpretations Question 212.26, available at sec.gov.

Response: The Company acknowledges the Staff’s comment and has revised note (8) to the Calculation of Registration Fee table in Amendment No. 1 to delete the references to reliance on Rule 415(a)(6) and state the Company’s intention to use Rule 457(p) relating to the unsold securities registered pursuant to a registration statement on Form S-3 (Registration No. 333-215784) filed with the SEC on January 27, 2017. Pursuant to Rule 457(p), where all or a portion of the securities offered under a registration statement remain unsold after the offering’s completion or termination…the aggregate total dollar amount of the filing fee associated with those unsold securities…may be offset against the total filing fee due for a subsequent registration statement. Relying on Rule 457(p) as to fees associated with unsold securities registered on a registration statement that was filed within the past five years (i.e., Registration Statement on Form S-3 filed on January 27, 2017), the Company has offset $19,311 of the $64,900 fee relating to the Registration Statement. The remaining portion of the fee of $45,589 was paid in connection with the initial filing of the Registration Statement on May 13, 2020.

* * * * *

June 3, 2020

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Joseph Grady at 713-236-7575 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

/s/ E. Joseph Grady
Name:	E. Joseph Grady
Title:	Senior Vice President and Chief Financial Officer

cc:    Hillary H. Holmes